Sidus Space, Inc.

150 N. Sykes Creek Pkwy, Suite 200

Merritt Island, FL 32953

February 2, 2026

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby

Re:	Sidus Space, Inc.
Registration Statement on Form S-3
Filed January 20, 2026
File No. 333-292839

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Sidus Space, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, February 3, 2026, or as soon thereafter as practicable.

Please notify Sean Reid of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

SIDUS SPACE, INC.

By:	/s/ Carol Craig
Name:	Carol Craig
Title:	Chief Executive Officer